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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

MANNKIND CORPORATION
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
5400P 20 1
(CUSIP Number)
Alfred E. Mann
25129 Rye Canyon Loop
Valencia, CA 91355
(661) 362-1414
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 12, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	5400P 20 1	Page	2	of	14

1	NAMES OF REPORTING PERSONS Alfred E. Mann

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		835,752 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		31,890,475

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		835,752 (1)

WITH	10	SHARED DISPOSITIVE POWER

31,890,475

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,726,227(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares that the reporting person has the right to acquire pursuant to the exercise of stock options and the vesting and settlement of restricted stock units. See Item 5.

CUSIP No.	5400P 20 1	Page	3	of	14

1	NAMES OF REPORTING PERSONS Alfred E. Mann Living Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		31,879,507

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		31,879,507

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	31,879,507

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	43.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	5400P 20 1	Page	4	of	14

1	NAMES OF REPORTING PERSONS Biomed Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,347,077

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,347,077

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,347,077

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	5400P 20 1	Page	5	of	14

1	NAMES OF REPORTING PERSONS Minimed Infusion, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,753,104

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,753,104

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,753,104

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Item 1. Security and Issuer
     This Statement constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D previously filed on January 6, 2006 (the “Original Schedule 13D” and together with the Amendment No. 1, the “Schedule 13D”) and relates to the common stock, $0.01 par value per share of MannKind Corporation, a Delaware corporation (the “Issuer” or “MannKind”). The principal executive offices of the Issuer are located at 28903 North Avenue Paine, Valencia, CA 91355.
     On December 12, 2006, MannKind completed an underwritten public offering of 20,000,000 shares of its common stock at a public offering price of $17.42 per share resulting in gross proceeds to MannKind of $348,400,000, before deducting underwriting discounts and offering fees and expenses (the “Offering”). The Alfred E. Mann Living Trust (the “Trust”) participated in the Offering and acquired 5,750,000 shares of common stock of the Issuer (the “Shares”), for a total purchase price of $100,650,000. The underwriters did not receive any underwriting discount on the Shares sold to the Trust.
     All capitalized terms not otherwise defined herein shall have the meaning ascribed to the terms in the Original Schedule 13D. Except as expressly amended below, the Original Schedule 13D remains in full force and effect.
Item 2. Identity and Background
     No change is being made to Item 2 of the Original Schedule 13D pursuant to this Amendment No. 1.
Item 3. Source and Amount of Funds or Other Consideration
     This Amendment No. 1 supplements Item 3 of the Original Schedule 13D by adding the following:
     The Trust purchased 5,750,000 shares of the common stock of the Issuer for cash in the amount of $100,165,000.00. The Trust used its own funds for the purchase, none of which were borrowed or otherwise obtained from any source to acquire the shares.
Item 4. Purpose of Transaction
     This Amendment No. 1 supplements Item 4 of the Original Schedule 13D by adding the following:
     MannKind completed the Offering on December 12, 2006. The Trust participated in the Offering and acquired the Shares for a total purchase price of $100,650,000. The underwriters did not receive any underwriting discount on the Shares sold to the Trust. The Trust participated in the Offering in order to provide funding to MannKind. Mr. Mann did not participate in the Offering and is reporting under this Schedule 13D as a result of his having acquired an indirect beneficial ownership of the Shares purchased by the Trust as described in Item 5 below.

     The Reporting Persons have no current plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) – (j) of Schedule 13D.
Item 5. Interest in Securities of the Issuer
This Amendment No. 1 amends and restates Item 5 of the Schedule 13D as set forth below:
Interest of each person identified in Item 2.
Alfred E. Mann
     Mr. Mann is the beneficial owner of 32,726,227 shares of the Issuer, or 44.5% of the outstanding shares of the Issuer’s common stock as of June 30, 2007. The foregoing is comprised of the following:
•	25,126,403 shares of the Issuer’s common stock held or acquirable by the Trust, as to which shares Mr. Mann shares voting and dispositive power with the Trust (see below for a detailed description of the shares beneficially owned by the Trust);

•	4,347,077 shares of the Issuer’s common stock held or acquirable by Biomed, as to which shares Mr. Mann indirectly shares voting and dispositive power with Biomed and the managing members of Biomed — the Trust and Minimed Infusion — through his control of the Trust and Minimed Infusion (see below for a detailed description of the shares beneficially owned by Biomed);

•	654,271 shares of the Issuer’s common stock issuable upon the exercise of stock options held by Mr. Mann (the “Options”), as to which shares Mr. Mann has sole voting and dispositive power;

•	181,481 shares of the Issuer’s common stock acquired pursuant to grants of restricted stock units (the “Restricted Stock Units”), as to which shares Mr. Mann has sole voting and dispositive power

•	10,968 shares of common stock held by Mannco LLC. as to which shares Mr. Mann shares voting and dispositive power with Mannco LLC; and

•	2,406,027 shares of common stock held by Biomed Partners II, LLC (“Biomed II”), as to which shares Mr. Mann indirectly shares voting and dispositive power with Biomed II and the managing members of Biomed II — the Trust and Minimed Infusion — through his control of the Trust and Minimed Infusion.
     Mannco LLC is a Delaware limited liability corporation that was formed for the purpose of investing in real estate and financial assets and is located at 12744 San Fernando Road, Sylmar, CA 91342. Alfred E. Mann is the sole member and manager of Mannco LLC.

     Biomed II is Delaware limited liability company in the business of investing in public and private companies. Biomed II is located at 12744 San Fernando Road, Sylmar, CA 91342. The managing members of Biomed II are the Trust and Minimed Infusion. The members of Biomed II are the Trust, Minimed Infusion and the Alfred E. Mann Institute for Biomedical Engineering at the University of Southern California (“AMIUSC”).
     AMIUSC is a Delaware non-stock, non-profit corporation whose purpose is to fund the development of biomedical innovations at USC and is located at 12744 San Fernando Road, Sylmar, CA 91342. The officers and directors of AMIUSC and their occupation, employer and business address are listed in the following table. All of the officers and directors of AMIUSC are United States citizens.

Occupation and
Employer (if other
Name	Position with AMIUSC	than AMIUSC)	Business Address

Lloyd Armstrong, Jr.	Director	Retired	c/o AMIUSC 12744 San Fernando Road, Sylmar, CA 91342

Dean W. Baker	Director	Retired	c/o AMIUSC 12744 San Fernando Road, Sylmar, CA 91342

Todd R. Dickey	Secretary	Sr. Vice President and General Counsel of USC	c/o USC University of Southern California, Los Angeles, CA 90089

Dennis M. Foster	Treasurer	Treasurer of USC	c/o USC University of Southern California, Los Angeles, CA 90089

Occupation and
Employer (if other
Name	Position with AMIUSC	than AMIUSC)	Business Address

Alfred E. Mann	Chairman of the Board and Chief Executive Officer	Chief Executive Officer and Chairman of the Board of MannKind Chairman and Co-Chief Executive Officer of Advanced Bionics Corporation	c/o Advanced Bionics 12740 San Fernando Road, Sylmar, California 91342

Carla Mann	Director	Vice President of Advanced Bionics	c/o Advanced Bionics 12740 San Fernando Road, Sylmar, California 91342

Aaron Mendelshon	Director	Private Investor	224 15th St., Santa Monica, CA 90402

Crhysostomos L. Nikias	Director	Provost of USC	c/o USC University of Southern California, Los Angeles, CA 90089

Steven B. Sample	Director	President of USC	University of Southern California, Los Angeles, CA 90089

Peter Staudhammer	Chief Operating Officer and Director of Institute	N/A	c/o AMIUSC 12744 San Fernando Road, Sylmar, CA 91342

     The directors of AMIUSC are appointed by the vote of its members, half of which members are appointed by the Alfred E. Mann Foundation for Biomedical Engineering (“AEMFBE”) and half of which are appointed by USC.
     AEMFBE is a Delaware non-stock, non-profit corporation whose purpose is to fund charitable causes and is located at 25129 Rye Canyon Loop Valencia, CA 91355. The officers and directors of AEMFBE and their occupation, employer and business address are listed in the following table. All of the officers and directors of AEMFBE are United States citizens.

Occupation and
Employer (if other
Name	Position with AEMFBE	than AEMFBE)	Business Address

Alfred E. Mann	Chairman of the Board and Director	Chief Executive Officer and Chairman of the Board of MannKind Chairman and Co-Chief Executive Officer of Advanced Bionics Corporation	c/o Advanced Bionics 12740 San Fernando Road, Sylmar, California 91342

Carla Mann	Director	Vice President of Advanced Bionics	c/o Advanced Bionics 12740 San Fernando Road, Sylmar, California 91342

Howard Mann	Director	Private Investor	12744 San Fernando Road Sylmar, CA 91342

Brian Mann	Director	Vice President of Savacor	c/o Savacor, 10780 Santa Monica Blvd., Los Angeles, CA 90025

Steve Dahms	President and Chief Executive Officer		c/o AEMFBE 25129 Rye Canyon Loop Valencia, CA 91355

Anoosheh Bostani	Chief Financial Officer		c/o AEMFBE 25129 Rye Canyon Loop Valencia, CA 91355

     The directors of AEMFBE are appointed by the members of AEMFBE, who are Mr. Mann, Carla Mann, Brian Mann, Howard Mann and Claude Mann, Mr. Mann’s spouse.
     As of the date hereof, Mr. Mann has the right to acquire 452,346 of the shares underlying the Options. The Options are comprised of the following:

•	Option granted on February 26, 2002 to purchase 34,305 shares of the Issuer’s common stock for an exercise price of $25.23 per share. As of December 12, 2006 and the date hereof, Mr. Mann has the right to acquire all 34,305 shares underlying such Option;

•	Option granted on February 26, 2002 to purchase 133,333 shares of the Issuer’s common stock for an exercise price of $25.23 per share. As of December 12, 2006 and the date hereof, Mr. Mann has the right to acquire all 133,333 shares underlying such Option;

•	Option granted on April 30, 2002 to purchase 73,333 shares of the Issuer’s common stock for an exercise price of $25.23 per share. As of December 12, 2006 and the date hereof, Mr. Mann has the right to acquire all 73,333 shares underlying such Option;

•	Option granted on January 31, 2005 under the Issuer’s 2004 Equity Incentive Plan to purchase 100,000 shares of the Issuer’s common stock for an exercise price of $13.39 per share. As of December 12, 2006, Mr. Mann had the right to acquire 25,000 shares pursuant to such Option. As of the date hereof, Mr. Mann has the right to acquire 50,000 shares pursuant to such Option. Such Option vests, and Mr. Mann will have the right to acquire the remaining 50,000 shares underlying such Option, in two equal installments of 25,000 shares on January 31, 2008 and 2009;

•	Option granted on May 25, 2006 under the Issuer’s 2004 Equity Incentive Plan to purchase 150,000 shares of the Issuer’s common stock for an exercise price of $17.00 per share. As of December 12, 2006, Mr. Mann had the right to acquire 112,500 shares pursuant to such Option. As of the date hereof, Mr. Mann has the right to acquire 140,625 shares pursuant to such Option. Such Option vests, and Mr. Mann will have the right to acquire the remaining 9,375 shares underlying such Option in equal monthly installments of 3,125 shares through November 20, 2007;

•	Option granted on December 8, 2006 under the Issuer’s 2004 Equity Incentive Plan to purchase 83,000 shares of the Issuer’s common stock for an exercise price of $17.41 per share. As of December 12, 2006, Mr. Mann did not have the right to acquire any shares underlying such Option. As of the date hereof, Mr. Mann has the right to acquire 20,750 shares pursuant to such Option. Such Option vests, and Mr. Mann will have the right to acquire the remaining 62,250 shares underlying such Option in equal monthly installments of 1,297 shares through August 16, 2011; and

•	Option granted on August 15, 2007 under the Issuer’s 2004 Equity Incentive Plan to purchase 80,300 shares of the Issuer’s common stock for an exercise price of $9.22 per share. As of the date hereof, Mr. Mann did not have the right to acquire any shares underlying such Option. Such Option vests, and Mr. Mann will have the right to acquire 20,075 shares underlying such option on

August 15, 2008 and Mr. Mann will have the right to acquire the remaining 60,225 shares underlying such Option in equal monthly installments of 1,673 shares through August 15, 2011.
     As of December 12, 2006 and the date hereof, 51,625 of the Restricted Stock Units were vested. The Issuer certificated these vested Restricted Stock Units and 51,081 shares of the Issuer’s common stock were issued to Mr. Mann upon settlement of such Restricted Stock Units. Until vested, each Restricted Stock Unit is an unfunded bookkeeping entry representing the equivalent of one share of common stock. The holder of a Restricted Stock Unit does not have any voting rights or other privileges as a stockholder of the Issuer until the Restricted Stock Unit vests and the Issuer settles such vested Restricted Stock Unit by distributing shares of the Issuer’s common stock or by a cash payment corresponding to the fair market value of the Issuer’s common stock, or a combination of both. Mr. Mann’s Restricted Stock Units are comprised of the following:
•	150,000 Restricted Stock Units were granted on May 25, 2006 pursuant to the Issuer’s 2004 Equity Incentive Plan. As of December 12, 2006 and the date hereof, 37,500 of these units were vested and Mr. Mann received 36,956 shares of Issuer common stock upon settlement of such Restricted Stock Units. The remaining 112,500 Restricted Stock Units will vest in three equal installments of 37,500 shares on November 16, 2007, 2008 and 2009;

•	14,125 Restricted Stock Units were granted on December 8, 2006 pursuant to the Issuer’s 2004 Equity Incentive Plan. As of December 12, 2006 and the date hereof, all 14,125 Restricted Stock Units were vested and Mr. Mann received 14,125 shares of Issuer common stock upon settlement of such Restricted Stock Units; and

•	17,900 Restricted Stock Units were granted on August 15, 2007 pursuant to the Issuer’s 2004 Equity Incentive Plan. As of the date hereof, non of the Restricted Stock Units were vested. All 17,900 Restricted Stock Units will vest in four equal installments of 4,475 on August 15, 2008, 2009, 2010 and 2011.
     Although the rules and regulations promulgated by the SEC in connection with Section 13 of the Act do not require a reporting person to report shares that such reporting person does not have the right to acquire within 60 days of the applicable report, Mr. Mann is voluntarily reporting all shares underlying the Options and the Restricted Stock Units as beneficially owned by Mr. Mann on this Schedule 13D.
Alfred E. Mann Living Trust
     The Trust is the beneficial owner of 31,879,507 shares of the Issuer, or 43.4% of the outstanding shares of the Issuer’s common stock as of June 30, 2007. The foregoing is comprised of the following:

•	23,737,410 shares of the Issuer’s common stock held by the Trust, as to which shares the Trust shares voting and dispositive power with Mr. Mann, the trustee of the Trust;

•	1,388,993 shares of the Issuer’s common stock issuable upon exercise of a warrant (the “Trust Warrant”) acquired by the Trust in connection with the Private Placement, as to which shares the Trust shares voting and dispositive power with Mr. Mann, the trustee of the Trust;

•	4,347,077 shares of the Issuer’s common stock held or acquirable by Biomed, as to which shares the Trust, as managing member of Biomed, shares voting and dispositive power with (i) Biomed, (i) Minimed Infusion, in its capacity as a managing member of Biomed, and (iii) indirectly with Mr. Mann through his control of the Trust and Minimed Infusion (see below for a detailed description of the shares beneficially owned by Biomed); and

•	2,406,027 shares of the Issuer’s common stock held by Biomed II, as to which shares the Trust, as managing member of Biomed II, shares voting and dispositive power with (i) Biomed II, (ii) Minimed Infusion, in its capacity as a managing member of Biomed II, and (iii) indirectly with Mr. Mann through his control of the Trust and Minimed Infusion.
Biomed Partners, LLC
     Biomed is the beneficial owner of 4,347,077 shares of the Issuer, or 5.9% of the outstanding shares of the Issuer’s common stock as of June 30, 2007. Biomed shares voting and dispositive power over these shares with the Trust and Minimed Infusion, the managing members of Biomed, and indirectly with Mr. Mann, through his control of the Trust and Minimed Infusion. The foregoing shares include 321,098 shares of the Issuer’s common stock that Biomed can acquire upon exercise of a warrant acquired by Biomed in connection with the Private Placement.
MiniMed Infusion, Inc.
     MiniMed Infusion is the beneficial owner of 6,753,104 shares of the Issuer, or 9.2% of the outstanding shares of the Issuer’s common stock as of June 30, 2007. The foregoing is comprised of the following:
•	4,347,077 shares of the Issuer’s common stock held or acquirable by Biomed, as to which shares Minimed Infusion, as managing member of Biomed, shares voting and dispositive power with (i) Biomed, (ii) the Trust, in its capacity as a managing member of Biomed, and (iii) indirectly with Mr. Mann through his control of the Trust and Minimed Infusion (see above for a detailed description of the shares beneficially owned by Biomed); and

•	2,406,027 shares of the Issuer’s common stock held by Biomed II, as to which shares Minimed Infusion, as managing member of Biomed II, shares voting and dispositive power with (i) Biomed II, (ii) the Trust, in its capacity as a managing member of Biomed II, and (iii) indirectly with Mr. Mann through his control of the Trust and Minimed Infusion.
Other Information
     Other than in connection with the Offering, no other transactions in the Issuer’s Common Stock have been effected by the persons identified in this Item 5 in the past 6 months.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
This Amendment No. 1 supplements Item 6 of the Schedule 13D by adding the following:
     Mr. Mann has entered into stock option agreements setting forth the terms of the Options. See Item 5 for further description of the terms of the Options. The foregoing summary of the terms of the Options does not purport to be complete and is qualified in its entirety by reference to the full text of the equity incentive plan and the related option agreements, copies of which have been filed as Exhibit C to the Original Schedule 13D and are incorporated herein by reference.
     Mr. Mann has entered into restricted stock unit agreements setting forth the terms of the Restricted Stock Units. See Item 5 for further description of the terms of the Restricted Stock Units. The foregoing summary of the terms of the Restricted Stock Units does not purport to be complete and is qualified in its entirety by reference to the full text of the equity incentive plan and restricted stock unit agreements. A copy of the form of such restricted stock unit agreement has been filed as Exhibit F to this Amendment No. 1 and is incorporated herein by reference.
Item 7. Material to Be Filed as Exhibits
This Amendment No. 1 amends and restates Item 7 of the Schedule 13D as set forth below:

Exhibit A:	Joint Filing Agreement. (Filed as Exhibit A to the Original Schedule 13D.)

Exhibit B:	Stock Option Agreements by and between Alfred E. Mann and the Issuer. (Stock Option Agreements for Options granted on February 26, 2002, April 30, 2002 and January 31, 2005 were filed as Exhibit B to the Original Schedule.)

Exhibit C:	2004 Equity Incentive Plan and Form of Stock Option Agreement thereunder. (Incorporated by reference to the Issuer’s Registration Statement on Form S-1 (File No. 333-115020), filed with the SEC on April 30, 2004, as amended.)

Exhibit D:	Registration Rights Agreement made and entered into as of October 15, 1998 by and among CTL ImmunoTherapies Corp., Medical Research Group, LLC, McLean Watson Advisory Inc. and Alfred E. Mann, as amended. (Incorporated by referred to the Issuer’s Registration Statement on Form S-1 (File No. 333-115020), filed with the SEC on April 30, 2004, as amended.)

Exhibit E:	Securities Purchase Agreement, dated August 2, 2005, by and among MannKind and the purchasers listed on Exhibit A thereto. (Incorporated by reference to the Issuer’s Current Report on Form 8-K (File No. 000-50865), filed with the SEC on August 5, 2005.)

Exhibit F:	Form of Phantom Stock Award Agreement by and between Alfred E. Mann and the Issuer. (Incorporated by reference to the Issuer’s Current Report on Form 8-K (File No. 000-50865), filed with the SEC on December 14, 2005.)

SIGNATURES
     After reasonable inquiry and to the best of his or its knowledge and belief, each of the following Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

September 7, 2007
/s/ Alfred E. Mann

Alfred E. Mann

Alfred E. Mann Living Trust

	By:	/s/ Alfred E. Mann

Alfred E. Mann, Trustee

BioMed Partners, LLC

	By:	Minimed Infusion, Inc., its managing member

		By:	/s/ Alfred E. Mann

Alfred E. Mann, President

	By:	Alfred E. Mann Living Trust, its managing member

		By:	/s/ Alfred E. Mann

Alfred E. Mann, Trustee

Minimed Infusion, Inc.

	By:	/s/ Alfred E. Mann

Alfred E. Mann, President